May 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Tony Watson & Mr. Joel Parker

Re: ICF International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 1, 2023

Form 8-K Filed February 28, 2023

File No. 1-33045

Dear Gentlemen:

ICF International, Inc. (“Company” or “we”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated May 1, 2023, relating to the Company’s Annual Report on Form 10-K (File No. 1-33045) for the fiscal year ended December 31, 2022 (the “Form 10-K”), and Form 8-K Filed February 28, 2023 (the “Form 8-K”). We have set forth below the comments received from the Staff. Following each Staff comment is the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2022

EBITDA and Adjusted EBITDA, page 45

1.

We note that you make an adjustment[s] for additional rent as result of talking possession of your new corporate headquarters in your calculations of adjusted EBITDA and non-GAAP diluted earnings per share. Please tell us how you determined that these costs are not normal, recurring, cash operating expenses. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment and reference to the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company respectfully advises the Staff that:

●

In 2019, in anticipation of the expiration of the lease of its former headquarters (HQ) building in Fairfax, Virginia, and with an intent to rebrand its business, promote sustainability, attract new talent, as well as reduce its facility footprint and costs, the Company decided to relocate its HQ to a new facility and consequently entered into a lease agreement for its new HQ located in Reston, Virginia.

●	The Company had occupied its prior HQ building in Fairfax for approximately 35 years (1987 – 2022), and the new Reston HQ lease has a duration of more than 16 years (2022 – 2039).
●

The Company took possession of its new Reston HQ facility effective November 2021, and during the period of November 2021 through December 2022, transitioned its staff to the new HQ in phases, as leasehold improvements and office furniture & fixtures were put in place. The move to the new Reston HQ facility was completed during November 2022. It is worth noting that corporate staffing levels remained relatively the same before, during and after the transition.

●

During the period November 2021 – December 2022, the Company recognized operating lease costs for the former Fairfax HQ as well as incremental non-cash lease expense associated with a straight-line rent accrual during the “free rent” period in the lease for our new corporate headquarters in Reston, HQ.

●

We viewed the non-cash lease expense associated with the new Reston HQ, for the period November 2021 – December 2022, to be incremental, non-recurring, and not related to the normal operations of the Company as it was not necessary for us to have multiple HQ facilities. Consequently, we excluded the duplicate Reston HQ non-cash lease expense from our GAAP net income in computing the Adjusted EBITDA and non-GAAP diluted earnings per share. In arriving at this conclusion, we considered that these incremental non-cash lease expenses did not occur repeatedly nor occasionally at irregular intervals in prior years.

o	The Company did not have a non-GAAP adjustment for this item prior to Q4 2021 or after Q4 2022
●	As such, we believe that our calculation of Adjusted EBITDA and non-GAAP diluted earnings per share is consistent with Rule 100(b) of Regulation G.

To ensure that the Company’s description of adjustment[s] for additional rent is clearer to its readers, the Company revised the associated footnotes for adjustment[s] for additional rent in its Form 10-Q for the quarter ended March 31, 2023 as follows:

Expense related to the transfer to our new corporate headquarters: These costs represent incremental non-cash lease expense associated with a straight-line rent accrual during the “free rent” period in the lease for our new corporate headquarters in Reston, Virginia. We took possession of the new facility during the fourth quarter of 2021, while also maintaining and incurring lease costs for the former headquarters in Fairfax, Virginia. The transition to the new corporate headquarters was completed in the fourth quarter of 2022.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures

Service Revenue, page 45

2.

Please tell us if subcontractor and other direct costs subtracted from revenues have any margin associated with the costs or are they true pass-through type of costs in which case the same amount is included in revenue and direct costs in your consolidated statements of comprehensive income.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that:

●

Subcontractor costs and other direct costs incurred on a project are typically billed by the Company to its clients with a profit mark-up related to the effort and risk of managing those activities, which we believe is reflective of the services we directly provide our customers.

●

In its definition of Service Revenue, a non-GAAP measure, the Company excludes only subcontractor costs and any non-labor direct costs from GAAP Revenue. Service Revenue does not exclude margins associated with subcontractor costs and any non-labor direct costs. The Company considers the margin on the subcontractor costs and any non-labor direct costs as a service to our customer for our directly contracting with and managing the activities of our subcontractors.

To ensure that the Company’s description of Service Revenue is clearer to its readers, the Company revised the definition of Service Revenue in its Form 10-Q for the quarter ended March 31, 2023 as follows:

Service Revenue

We compute Service Revenue as U.S. GAAP revenue less subcontractor and other direct costs (which include third-party materials and travel expenses, excluding any associated margins), which we believe represents the service we provide to our customer for directly contracting with and managing the activities of subcontractors. We believe Service Revenue is a useful measure to investors that best represents services that we provide to clients through our own employees.

Form 8-K Filed February 28, 2023

Exhibit 99.1, page 1

3.

Reference is made to your use of Adjusted EBITDA Margin on Service Revenue, a non-GAAP measure, throughout the presentation. Please present the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Rule 100(a)(1) of Regulation G.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it enhanced its earnings release presentation to include ‘Net Income Margin’ as the most directly comparable financial measure alongside Adjusted EBITDA Margin on Service Revenue.

●	Net Income Margin would be computed by dividing Net Income by Revenue.

Please direct any questions or comments regarding this filing to the undersigned.

Yours truly,

/s/ Barry Broadus

Barry Broadus

Senior Vice President, Chief Financial Officer

ICF International, Inc.